82-3759

Theralase™ Technologies Inc. [redacted]

SUITE 1240 • 70 YORK STREET • TORONTO •
Telephone (416) 368-4440 •
e-mai

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: **Theralase Technologies Closes 10-State U.S. Distribution Agreement**

Toronto; 23 August 2005 -- **Theralase Technologies Inc.** (TSXV : TLT & OTC BB : TLTFF) announced that the Company has completed a 10-State sales and distribution agreement with K-Laser Inc. of Indianapolis, a medical marketing firm affiliated with a long established distributor of medical equipment and supplies to the rapidly growing orthopaedic practice market. This is the Company's first major distribution agreement following the July receipt of FDA clearance for U.S. marketing of its high-end therapeutic medical laser systems which have been successfully developed, manufactured and sold in the Canadian and European market for over 10 years.

The Company said that the FDA approval of its Theralase medical laser system designates it as an NHN bio-stimulative medical device which is capable of increased depth of sub-dermal penetration of the applied laser energy. Competitive laser units operate under an ILY "heat lamp" designation which covers only topical heat applied to body pain joints.

Theralase Technologies Inc. designs, develops, manufactures and sells leading edge, proprietary, innovative, higher-powered, super-pulsed therapeutic laser equipment for a wide range of photo-dynamic medical therapy applications. The Theralase technology platform targets several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatologic disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration and for osteoporosis conditions -- and thirdly, combining proprietary metallic complexes with photo-dynamic lasers to attack specially-targeted cancerous growths.

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For Further Information -- Contact:
Roger White; Tel. (905) 947-8455; or
S. Donald Moore; Tel. (416) 368-4440

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